UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: April 17, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

ANNOUNCEMENT ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2024 Tel.30/PR 000/COP-K0F00000/2025

In accordance with Article 23 paragraph (5) of Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”), Article 14 Paragraph (1) and (2) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders of Public Company (“POJK 15/2020”), and Article 3 jo. Article 8 paragraph (1) of Financial Service Authority Regulation Number 16/POJK.04/2020 on the Procedures for Electronic General Meeting of Shareholders of Public Company (“POJK 16/2020”), the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for financial year 2024 on:

Day/date	:	Tuesday/ May 27, 2025
Time	:	14.00 Western Indonesia Time - Finish
Location	:	Ballroom Hotel Four Seasons Jl. Jend. Gatot Subroto No.18, Jakarta

Those who are eligible to attend the AGMS are the Shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of May 2, 2025 at 16.15 Western Indonesia Time according to Article 25 paragraph (7) Company’s Article of Association jo. Article 23 paragraph (2) POJK 15/2020.

According to Article 23 paragraph (6) of Company’s Article of Association jo. Article 16 paragraph (1) and (2) of POJK 15/2020, shareholders who are eligible to propose the agenda for the AGMS are:

a.
the shareholder of Series A Dwiwarna;
b.
1 (one) shareholder or more that represent 1/20 (one twentieth) or more of the total number of shares issued by the Company with valid voting rights.

The proposed agenda of the AGMS must be:

a.
be done in good faith;
b.
consider the Company’s Interest;
c.
an agenda that is required to be decided by the AGMS;
d.
include the reasoning and materials for the proposed agenda of the AGMS; and
e.
not conflict with the laws, regulations, and the Company’s Article of Association.

The proposed agenda of the AGMS must be submitted in writing to the Board of Directors of the Company as the organizer of the AGMS no later than April 28, 2025. Notice for the AGMS will be announced on May 5, 2025 via the Indonesia Stock Exchange website, PT Kustodian Sentral Efek Indonesia ("KSEI") website, and the Company's website.

Additional Information for Shareholders

The Company suggests the Shareholders to attend and cast their votes and proxy through Electronic General Meeting System KSEI (“eASY.KSEI”) facility provided by KSEI, as a mechanism to give electronic authorization (“e-Proxy”) in the AGMS according to Article 28 paragraph (2) of POJK 15/2020 and Article 8 paragraph (3) of POJK 16/2020.

This e-Proxy facility will be available for the Shareholders who have the right to attend the AGMS starting from the Notice date of the AGMS on May 5, 2025 until 1 (one) day before the AGMS date or on May 26, 2025.

Jakarta, April 17, 2025

PT Telkom Indonesia (Persero) Tbk

Board of Directors